EXHIBIT 12

CUMMINS INC. AND CONSOLIDATED SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six months ended
	July 1,	July 2,
	2007	2006
	Millions
Earnings
Earnings before income taxes and minority interests	$567	$527
Add:
Fixed charges	52	71
Amortization of capitalized interest	3	3
Distributed income of equity investees	55	34
Less:
Equity in earnings of investees	83	60
Capitalized interest	3	2
Earnings before fixed charges	$591	$573

Fixed charges
Interest expense	$30	$53
Capitalized interest	3	2
Amortization of debt discount	1	-
Interest portion of rental expense (1)	18	16

Total fixed charges	$52	$71

Ratio of earnings to fixed charges	11.4	8.1

(1) Amounts represent those portions of rent expense that are reasonable approximations of interest costs.